

AYSENUR SOUTHER · 3rd

Tech Entrepreneur & Advisor with a passion to delight the user in the digital space. 21 years experience across US, Europe, Middle East and Africa.

San Francisco Bay Area · Contact info

370 connections

DIVE - Soul Matching

Yale University

Experience

Co-founder, COO
DIVE - Soul Matching · Full-time
May 2021 – Present · 6 mos
San Francisco Bay Area

Social platform for Gen Z, encouraging deep and fun connections.

DIVE

Entrepreneur In Residence
LabEight* · Full-time
Jan 2021 – Jul 2021 · 7 mos

Venture initiative providing Incubator Programs for startups

Founder, CEO
Career Smarts LLC · Full-time
Aug 2013 – Dec 2020 · 7 yrs 5 mos

Startup Consulting Company: Go-to market strategy, Branding, Strategic partnerships, Talent acquisition, Technology consulting, Investment & fundraising



Bay Area

Marketing, Strategy and Operations Manager
Google · Full-time
Feb 2010 – Jul 2013 · 3 yrs 6 mos
London, England, United Kingdom

Europe, Middle East and Africa Marketing

Education

Yale University